Registration No. 333-166073

Convertible Subordinated Term Notes due 2014
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The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. The Company has not yet determined when it will commence the offering.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company will arrange to send you the prospectus if you request it by calling Brian Cahill, the Company’s General Manager and Chief Executive Officer, at (712) 366-0392 or emailing Karen Kroymann, the Company’s Controller, at karen.kroymann@ sireethanol.com.

WE HAVE NOT DETERMINED WHEN WE WILL COMMENCE THIS OFFERING

Southwest Iowa Renewable Energy, LLC (the “Company,” “SIRE™,” “we,” or “us”) contemplates offering up to $10,000,000 in Convertible Subordinated Term Notes due 2014 (the “Notes”), which would be convertible into SIRE’s Series A Units (“Units”) at a conversion rate of one Unit for every $3,000 in Note principal converted.  When we do commence the offering, we will conduct it ourselves on a best efforts basis and without any underwriter or placement agent.

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Below are a few questions persons interested in our proposed offering of Notes (the “Offering”) may have.

Question	Answer
What is the minimum purchase amount projected to be?	We contemplate requiring investors to purchase at least $15,000 in principal amount of the Notes, with additional amounts in $3,000 increments after that.
Are there any risks associated with a purchase of the Notes?
Yes—there are considerable risks associated with an investment in SIRE™.  For example, we have a substantial amount of debt and our financial performance is largely tied to the price of corn and ethanol, over which we have no control.  You should carefully review our prospectus, including the “Risk Factors” section, before buying any Notes.

Where will my rights as a Note holder established?	The Notes would be issued under an Indenture between us and Treynor State Bank, as the trustee, which describes the terms of the Notes and your rights has a holder of Notes (a “Holder”).
What interest would the Notes earn if issued and when would it be paid?
We project that Holders will be paid interest at a rate of 7.5% over the six-month LIBOR on January 31 and July 31 of each year after the Notes are issued.  As of December 31, 2010, the six-month LIBOR was 0.461%.

Should Note buyers expect to receive interest in cash?
No.  Under the proposed Indenture, we can pay all interest in-kind, which means interest will be capitalized and added to the outstanding principal of the Notes (“PIK Interest”), and any accrued and unpaid interest on the Notes which is not paid in cash on the due date would be automatically capitalized and added to the outstanding principal of the Notes on the due date.

Under the terms of our Amended and Restated Credit Agreement with AgStar Financial Services, PCA (the “Credit Agreement”), we may not make any principal or interest payments on the Notes before we pay off the Credit Agreement.

Therefore, anyone who buys Notes should anticipate that all interest payments will be made through additions of PIK Interest to the principal of the Notes, and when PIK Interest is added to the Note principal, Holders will have to pay tax on that interest, even if they do not receive any cash interest payments.

When are the Notes projected to mature?	August 31, 2014.
What happens when the Notes mature?	We will either repay all principal and unpaid interest in cash or convert the same into Units.
How will Notes be converted into equity in SIRE™?
Holders would be able to convert the Notes (with PIK Interest) on January 31 and July 31 of each year into Units in the minimum principal amount of $15,000 and integral increments of $3,000 thereafter, at a conversion rate of one Unit for every $3,000 in Note principal amount (including PIK Interest and accrued but unpaid interest) converted.

Holders will be required to notify us notice at least 30 days before the conversion date.  Any principal and PIK Interest that is not converted to Units will remain outstanding principal under the Notes.

What will my rights be as a holder of Units?
The Units are one of four series of units authorized under our Third Amended and Restated Operating Agreement dated July 17, 2009 (“Operating Agreement”), and have rights which differ materially from the rights afforded other Series.  For example, holders of Series B and Series C Units have preferential rights over holders of our Series A Units.

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Question	Answer
Who are Bunge and ICM?
Bunge North America, Inc. (“Bunge”) is a subsidiary of Bunge Limited, a publicly-traded global agribusiness company.  Bunge holds all of our Series B Units, which constitute about 25.4% of our outstanding equity, and we have a number of contracts with Bunge under which a majority of our operations are conducted.  As the holder of our Series B Units, Bunge presently has the right to appoint two of our seven directors.

ICM, Inc. (“ICM”), which constructed our plant, is a privately-held company which provides engineering, construction and operational support to ethanol producers.  ICM holds all of our Series C Units, which constitute about 7.6% of our outstanding equity.  As the holder of our Series C Units, ICM presently has the right to appoint one of our seven directors.

ICM issued us a Negotiable Subordinated Term Loan Note (the “ICM Note”) with a principal balance of $10,061,472 (as of December 31, 2010), and ICM can convert the ICM Note into Series C Units at $3,000 per unit.  Bunge N.A. Holdings, Inc. (“Holdings”), a Bunge affiliate, issued us a Subordinated Term Loan Note (the “Holdings Note,” together with the ICM Note, the “Convertible Debt”) with a principal balance of $29,220,130 (as of December 31, 2010), and can convert the Holdings Note into Series U Units at $3,000 per unit.

Why would SIRE™ offer the Notes?
We believe that the Notes could offer our existing Members and others the ability to replace part of the Convertible Debt with the proceeds from the sale of the Notes, as well as the opportunity to limit the dilution they will experience when ICM or Holdings convert any of the Convertible Debt to equity.

What will SIRE™ do with the proceeds of the Offering?
Under our agreements with ICM and Bunge made in connection with the Convertible Debt, we are required to reduce amounts we owe under the ICM Note and Holdings Note (24% and 76%, respectively) with the proceeds of the Offering.  Depending on a number of factors and subject to ICM and Holdings’ consent, we may use some of the proceeds to pay down our existing subordinated debt, which would free up more borrowing capacity, or use it for general working capital purposes.

Will anyone sell the Notes on SIRE’s behalf?	We do not intend to employ any broker or selling agent to sell the Notes. Our officers and directors will help us sell the Notes without any compensation for that help.
Are the Notes intended to be secured?	No—the repayment of the Notes is not projected to be secured by any collateral or interest in our assets.
Where would the Notes rank among SIRE’s debt holders?
The Notes would be unsecured and subordinated to our outstanding senior indebtedness and equal to our outstanding subordinated indebtedness.  As of December 31, 2010, we had $115,705,468 of senior secured debt and $43,354,935 of subordinated and other debt.

Will SIRE™ be able to redeem the Notes?
Under the Indenture’s projected terms, we will be able to redeem the Notes at any time by providing the Holder at least 30 but not more than 90 days advance notice.  A Holder may then give us notice within 20 days indicating they desire to convert the Notes into Units.  If we receive such a notice, then on the date of redemption, we will convert the Holder’s Note into Units at the conversion ratio of one Unit for every $3,000 in Note principal and PIK Interest converted, and we will redeem any remaining principal and interest that is insufficient for conversion.  If we do not receive a notice, then we will automatically redeem the Note.

Upon redemption, we would pay the Holder the outstanding principal balance (including any capitalized PIK Interest) of the Note being redeemed and any accrued but unpaid interest.

Question	Answer
What is SIRE’s distribution policy?
We have not yet made any distributions to our Members, and we do not expect to pay distributions in the foreseeable future.  Our Board of Directors retains the authority to pay distributions to our Members.  Furthermore, the terms of the Indenture and the Credit Agreement restrict our ability to make distributions to our Members.

Will the Notes or equity in SIRE be listed?
No—neither the Notes nor our Units will be listed.  However, our Units may be, and we project that our Notes will be, transferred via our qualified matching service (“QMS”).  QMS transfers are subject to a number of conditions and restrictions.

How do I find out more about the QMS?
The conditions and restrictions of the QMS are summarized in our prospectus for the Offering, and our QMS Manual and transfer restrictions are filed as exhibits to our registration statement for the Offering.

Can Notes or Class A Units (once converted) be transferred?
Because we have elected to be taxed as a partnership for federal income tax purposes, the Internal Revenue Code of 1986, as amended (the “Code”) restricts the number of Notes and our Units which may be transferred in any one fiscal year.  Furthermore, proposed transfers of Notes will have to be approved by our Board, and any proposed transfer of our Units is subject to the conditions and restrictions on transfer provided in our Operating Agreement.  Finally, resales of the Notes, as well as the Units into which the Notes are convertible, by purchasers in the Offering may be restricted by applicable state law.

Are there any qualifications to purchase the notes?
If you are already a SIRE Member and reside in Iowa, there are no investor qualifications.

Iowa residents who are not presently Members of SIRE™ must either have a minimum net worth of $60,000 and an annual income of $60,000, or a net worth of $225,000.  You may not count the value of your home, automobile or furnishings in this calculation of your net worth.

We may impose other qualifications for buyers in other states, and reserve the right to accept or reject any subscription for Units.

Where does SIRE™ intend to offer the Notes?
We are registering the offering of the Notes federally and under Iowa law and will not commence the offering until the registration statement is declared effective.  We intend to offer the Notes to our Members and others on a private basis in a number of other states.

Who do I contact with any questions about the offering or the Notes?	Call Karen Kroymann, our Controller, at (712) 352-5007, with any questions about the Offering or our Notes.

The Notes are speculative securities and involve a significant degree of risk. You should read the prospectus including the section entitled “RISK FACTORS” beginning on page 6.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Convertible Subordinated Term Notes due 2014